United States securities and exchange commission logo





                           November 16, 2020

       Gregory Bankston
       Manager
       UC Asset LP
       2299 Perimeter Park Drive, Suite 120
       Atlanta, Georgia 30341

                                                        Re: UC Asset LP
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed November 5,
2020
                                                            File No. 000-56203

       Dear Mr. Bankston:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G

       Our Strategy to Counter against and Benefit from the Impact of COVID-19, page 19

   1. We note your response to comment 2 in our letter dated October 15, 2020 and we reissue the comment. Please
revise the disclosure consistent with your response.
       Properties, page 20

   2. We note your response to comment 3. The revised disclosure indicates that sales of two of your detached
single-family houses will be closed in August 2020. Please update your disclosure throughout
the document to the most recent practicable date.
 Gregory Bankston
FirstName LastNameGregory Bankston
UC Asset LP
Comapany 16,
November  NameUC
              2020 Asset LP
November
Page 2    16, 2020 Page 2
FirstName LastName
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

3. We reissue prior comment 4. You continue to refer to no shareholders holding more than
         10% of the common units. We direct your attention to Item 403 of Regulation S-K, which requires disclosure of the ownership of management and any beneficial owner of more than 5% of the voting securities. Please revise the disclosure in this section accordingly.
         Please also include in the table the amount and percent held by officers and directors as a group.
Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-6

4. We have considered your response to our prior comment 7. We remain unclear how you have met the disclosure requirements of ASC Topic 310-10-50 with respect to your investment in short term loans. In particular, please tell us how you have considered disclosure guidance related to accounting policies related to your short term loans.
Note 3 - Fair Value of Financial Instruments, page F-8

5. We have considered your response to our prior comment 6. Please provide us with a detailed analysis supporting your conclusion that you are within the scope of ASC Topic
         946. Reference is made to ASC Topic 946-15-2 through ASC Topic
946-15-9.
6. Given the significance of the Atlanta Landsight LLC and UCF Development LLC to your operations, please tell us whether you believe financial statements of those entities are necessary for an investor to make an informed decision. Your response should include a discussion of the factors your considered in arriving at your conclusion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-
3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Richard W. Jones